UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION

UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-138490

Issuer: PowerShares Exchange-Traded Fund Trust II

Exchange: The NASDAQ Stock Market LLC

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)

Address: 301 West Roosevelt Road

Wheaton, Illinois 60187

Telephone number: (800) 983-0903

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of Beneficial Interest, no par value, of the following portfolios:

PowerShares Global Biotech Portfolio

PowerShares Global Progressive Transportation Portfolio

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐17 CFR 240.12d2-2(a)(1)

☐17 CFR 240.12d2-2(a)(2)

☐7 CFR 240.12d2-2(a)(3)

☐17 CFR 240.12d2-2(a)(4)

☐Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PowerShares Exchange-Traded Fund Trust II certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 6, 2010	By: /s/ Andrew Schlossberg	President
Date	Name	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.